ULTRAPETROL (Bahamas) Ltd.

Second Quarter 2014

Earnings Call Presentation

August 15, 2014

Forward Looking Statements & EBITDA
Disclosure

Our disclosure and analysis in this presentation concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "will," "may," "should," and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital, and capital expenditures, they are subject to risks and uncertainties. These forward-looking statements represent our estimates and assumptions only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws.

Factors that might cause future results to differ include, but are not limited to, the following:

- unexpected future operating or financial results
- delays or increased costs in pending or recent acquisitions, deviations from our business strategy or unexpected increases in capital spending or operating expenses, including drydocking and insurance costs
- changes in general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand
- our ability to obtain additional financing
- changes in our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities
- deviations from our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives
- delays or defaults by our contract counter-parties in performing their obligations to us
- loss of one or more key members of our management team
- changes in governmental rules and regulations or actions taken by regulatory authorities
- adverse weather conditions that can affect production of the goods we transport and navigability of the river system
- the highly competitive nature of the oceangoing transportation industry
- the loss of one or more key customers
- unexpected fluctuations in foreign exchange rates and devaluations
- liabilities from future litigation
- other factors discussed in the section titled "Risk factors" in our annual report on form 20-F for the year ended December 31, 2013
- Adjusted EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided Adjusted EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness. We do not intend for Adjusted EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of Adjusted EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by Adjusted EBITDA are available for management's discretionary use. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.

Ultrapetrol
2Q 2014 & Subsequent Events Highlights

($000's)	Six months ended June 30, 2014	Six months ended June 30, 2013	% Change	2Q 14	2Q 13	% Change
Revenues	$185,722	$199,676	-7%	$99,379	$121,786	-18%
Adjusted EBITDA [(1)]	$44,994	$51,891	-13%	$25,394	$32,630	-22%
Net (loss) income as reported	($1,987)	$7,632		$2,767	$13,486	-79%
EPS as reported (in $ per share)	($0.01)	$0.05		$0.02	$0.10	-80%
Adjustments to Net income (loss) as reported						
Yard EBITDA from Touax barge sale	(198)	1,698		(99)	(131)	(0)
Income tax loss (gain) on Exchange Variance [(2)]	552	(874)		278	(1,052)	
Extinguishment of Debt one time event	-	3,785		-	181	
Adjusted net (loss) income	($1,633)	$12,241		$2,946	$12,484	-76%
Adjusted EPS (in $ per share)	($0.01)	$0.09		$0.02	$0.09	-78%

- **On July 13, 2014, the Company appointed Rodrigo Lowndes to its board of directors following the resignation of Fernando Barros. Mr. Lowndes, a Brazilian national, is a partner with Southern Cross in the Sao Paulo office and has been with that firm since 2009**
- **On July 13, 2014, Sparrow Capital Investments Ltd. ("Sparrow"), a subsidiary of Southern Cross Latin America Private Equity Funds III and IV ("Southern Cross") and our major shareholder, entered into a share purchase agreement with Hazels (Bahamas) Investments Inc. ("Hazels") and Inversiones Los Avellanos S.A. ("Los Avellanos"), to purchase all of Hazels' and Los Avellanos' outstanding equity interests in the Company, increasing Southern Cross' interest in the Company from 67% to 85%. The transaction is subject to certain conditions (For further details please refer to our Press Release on July 13, 2014)**

(1) A reconciliation of Adjusted EBITDA and Adjusted Net Income to US GAAP measures is available on the Appendix to this presentation
(2) Provision for Income Tax on foreign currency exchange gains (or losses) on U.S. dollar denominated debt of one of our subsidiaries on the Offshore Supply Business

Ultrapetrol
Adjusted EBITDA: 2Q 2014 vs. 2Q 2013

Adjusted EBITDA per segment *($000's)*	2Q 14	2Q 13	Difference	% Change
River Business	8,085	20,469	(12,384)	-61%
Offshore Supply Business	12,471	6,808	5,663	83%
Ocean Business	2,185	152	2,033	1338%
Total Segment Adjusted EBITDA	**$22,741**	**$27,429**	**($4,688)**	**-17%**
Items not included in Segment Adjusted EBITDA				
Financial income	38	11	27	245%
Foreign currency exchange gains, net	2,615	5,190	(2,575)	-50%
Adjusted Consolidated EBITDA	**$25,394**	**$32,630**	**($7,236)**	**-22%**

- **Our River Business Adjusted EBITDA for 2Q 14 decreased $12.4 million when compared to the equivalent period of 2013 mainly as a result of 22 barges constructed at our Punta Alvear yard sold to third parties in the second quarter of 2013 as compared to four barges sold to third parties in the same period of 2014, and by a decrease in revenues from river operations mainly related to a delay in loading soybean cargoes in 2Q 14**
- **Our Offshore Supply Business Adjusted EBITDA for 2Q 14 increased $5.7 million as compared to the equivalent period of 2013 mostly attributable to our *UP Amber* and *UP Pearl* which commenced operations with Petrobras on August 1, 2013, and November 25, 2013, respectively, to our *UP Agate*, *UP Coral* and *UP Opal* which commenced operations in the North Sea on April 11, April 25, and May 3, 2014, respectively, and to contract renewals at higher rates of our *UP Agua-Marinha, UP Esmeralda, UP Diamante* and *UP Topazio***
- **Our Ocean Business Adjusted EBITDA increased $2.0 million to $2.2 million in 2Q 14 as compared to $0.2 million in the same period of 2013 mainly as a result of a satisfactory result of our container feeder service in 2Q 14 and to contract renewals on our Product Tankers at higher margins**

ULTRAPETROL
(Bahamas) Limited


River
Offshore Supply
Ocean

River Business
2Q 2014 vs. 2Q 2013

FINANCIAL HIGHLIGHTS RIVER ($000's)	Six months ended June 30, 2014	Six months ended June 30, 2013	% Change	2Q 14	2Q 13	% Change
Gross Tons Loaded	**1,701,371**	**2,279,880**	**-25%**	**919,536**	**1,352,916**	**-32%**
Net Tons Transported	**1,532,579**	**2,183,432**	**-30%**	**930,512**	**1,347,156**	**-31%**
Revenues	**93,295**	**122,531**	**-24%**	**52,018**	**83,184**	**-37%**
Voyage and Manufacturing Expenses	(48,482)	(61,681)	-21%	(24,781)	(42,308)	-41%
Gross Margin	**44,813**	**60,850**	**-26%**	**27,237**	**40,876**	**-33%**
Running Costs	(27,709)	(30,446)	-9%	(14,373)	(16,383)	-12%
Administrative and commercial expenses	(9,513)	(9,375)	1%	(4,544)	(4,971)	-9%
Other operating income	398	1,362	-71%	45	957	-95%
Investment in Affiliates	(401)	(302)	33%	(181)	(109)	66%
Yard EBITDA from Touax Sale	(198)	1,698		(99)	(131)	-24%
Exchange difference affecting opex	-	3,205		-	-	
Other net	-	-		-	230	
Segment Adjusted EBITDA	**7,390**	**26,992**	**-73%**	**8,085**	**20,469**	**-61%**

- **River Business results include both river transportation activities and barge sales to third parties by our shipyard in Punta Alvear**
- **EBITDA for 1H 14 includes a $7.4 million negative positioning charge related to the position of the barges in our fleet at the end of the period which affects the revenue recognition of freight invoices. In 1H 13 this charge was negative for $3.8 million (i.e.: a difference of $3.6 million). Positioning charges which are negative in one quarter are reversed and become positive for the following quarter. Historically, they are neutral on a yearly basis and therefore should not have a material adverse effect on our yearly results**
- **Revenues decreased $31.2 million in 2Q 14 as compared to 2Q 13 from which $21.1 million (or 68% of the decrease) correspond to our Punta Alvear barge building activity as four barges were sold to third parties in 2Q 14 as compared to 22 barges sold to third parties 2Q 13. When comparing the total tons transported in 2Q 14 and 6m 14 with the equivalent periods of 2013 it is important to consider that in 2014 a total of 4 pushboats and 100 barges have been time chartered to Vale. This decrease in loaded tons does not translate to a proportional decrease in gross margin of our transportation results since the Vale time charter provides a daily hire which is net of fuel and other voyage expenses while in 2013 the same barges were used for carrying cargo on a freight per ton basis (COA) where we paid for fuel and other voyage expenses**
- **Running costs decreased 12% mostly as a result of the local devaluation affecting our crew and maintenance costs in 2Q 14 as compared with the same period of 2013**
- **If the tendency to devaluate the local currencies that we have seen in 2Q 14 is maintained during the rest of the year we should see cost reductions progressively through 2014**

River Business
Outlook for 2014 onwards

- Paraguay 2014 crop 8.1 MT
- Exports delayed due to fall in prices and operational factors
- Maize crop in Paraguay expected to be 3.5 million tons
- Large iron ore shipments planned by Vale
- Very high river levels may extend into 4Q enabling navigation in the upper stretches of the river
- According to new legislation in Paraguay in principle, as of January 1, 2015, only double hull tank barges will be

New iron ore transshipment operation – Parana Iron

- Parana Iron: Floating transshipment station fully contracted by Vale on take or pay basis
- Expects to generate $6.7 million annual EBITDA with an IRR in excess of 25%
- Significant portion of our EBITDA now contracted on take or pay terms providing services which do not depend on agricultural cycle

TRANSSHIPPED IN EXCESS OF 100K TONS IN ITS FIRST MONTH OF OPERATION




Ladario Port - Paraguay River
River Level (In Meters)
6.0
5.0
4.0
3.0
2.0
1.0
0.0
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
10-year median
2013
2014

New 5-year agreement with Vale

- Entered into an agreement for long-term time charter contract with Vale
- 4 convoys already delivered in January 2014 (each comprised of one pushboat and 16 barges) for a period of 5 years
- Further 36 barges (total 100 barges) are also on time charter to Vale
- Contract expected to generate approximately $8.2 million per year in EBITDA
- Significant portion of our EBITDA fixed on a take or pay basis with a first class charterer

River Business
Pushboat newbuilding project

- Initiative to acquire four state of the art specially designed shallow drafted new pushboats
- Average horsepower (HP) per pushboat (approximately): 6,930 HP
- Heavy Fuel (IFO 380 CST) consuming engines
- Greater transport capacity will enable us to continue capitalizing on the growth opportunities in the Hidrovia
- Higher transport frequency / speeds translate into higher tons transported per year
- Larger number of barges per ton as a consequence of high power and fuel efficiency translates into larger margins


SIDE VIEW SB
FOLDABLE MAST

Punta Alvear Yard

- Our barge building facility at Punta Alvear, Rosario, Argentina, is the most modern of its kind in South America
- Allows us to expand our barge fleet capacity at a very competitive cost
- Ability to generate incremental EBITDA through sales to third party operators in other markets
- 58 barges sold to third parties in 2013
- 4 dry jumbo barges delivered to third parties during 2Q 14
- We can also build pushboats for our own use and for third parties in a cost efficient manner avoiding expensive import duties



ULTRAPETROL
(Bahamas) Limited


River
Offshore Supply
Ocean

Offshore Supply Business
2Q 2014 vs. 2Q 2013

FINANCIAL HIGHLIGHTS OFFSHORE SUPPLY (*$000's*)	Six months ended June 30, 2014	Six months ended June 30, 2013	Difference	% Change	2Q 14	2Q 13	% Change
Revenues	**57,078**	**42,447**	**14,631**	**34%**	**29,675**	**20,845**	**42%**
Voyage Expenses	(2,731)	(1,931)	(800)	41%	(1,961)	(982)	100%
Running Costs	(23,824)	(18,652)	(5,172)	28%	(13,202)	(10,286)	28%
Administrative and commercial expenses	(5,410)	(4,878)	(532)	11%	(2,607)	(2,520)	3%
Other operating income	540	45	495	1100%	540	-	
Net loss (gain) attributable to non-controlling interest in subsidiaries	-	(553)	553		-	(254)	
Other net	30	-	30		28	-	
Net (loss) on derivatives	(2)	(211)	209	-99%	(2)	5	
Segment Adjusted EBITDA	**25,681**	**16,267**	**9,414**	**58%**	**12,471**	**6,808**	**83%**

Offshore Supply Business Adjusted EBITDA increased 83% to $12.5 million in 2Q 14

- **In 2Q 14, our revenues and adjusted EBITDA increased $8.8 million or 42% and $5.7 million or 83%, respectively, mainly as a result of our *UP Amber* and *UP Pearl* which commenced operations with Petrobras on August 1, 2013, and November 25, 2013, respectively, to our *UP Agate*, *UP Coral* and *UP Opal* which commenced operations in the North Sea on April 11, April 25, and May 3, 2014, respectively, and to contract renewals at higher rates of our *UP Agua-Marinha*, *UP Esmeralda*, *UP Diamante* and *UP Topazio***
- **Voyage Expenses increased $1.0 million in 2Q 14 as compared to 2Q 13 mainly attributable to the acquisition of our *UP Agate*, *UP Coral* and *UP Opal* in October 2013**
- **Running Costs for 2Q 14 increased $2.9 million to $13.2 million as compared to 2Q 13 mostly related to the acquisition of our *UP Agate*, *UP Coral* and *UP Opal* in October 2013 and to our *UP Pearl* which was delivered from the yard on August 12, 2013**

Offshore Supply Business
Petrobras 2014-2018 Business Plan

Investments in Exploration & Production: US$ 153.9 billion

PETROBRAS



2014-18 BMP
Total Investment
US$ 220.6 billion
Production Development
112.5 (73%)
Exploration & Production
153.9 (69.8%)
Pre-salt
Concession
Transfer of Rights
Production Sharing
82.0 (60%)
53.9 (40%)
Post-salt
Exp – R&D
Downstream 38.7 (17.5%)
Gas & Energy 10.1 (4.6%)
International 9.7 (4.4%)
Distribution 2.7 (1.2%)
Biofuels 2.3 (1.0%)
Engineering, Technology & Materials 2.2 (1.0%)
Other Areas 1.0 (0.5%)
Exploration: 23.4 (15%)
Infrastructure: 18.0 (12%)

New Production Units



5
6
13
19
28
30
35
5
1
7
6
9
2
5
2014
2015
2016
2017
2018
2019
2020

Current fleet: 55

New UDW Drilling Rigs[1]
above 2000m



2
9
14
22
27
28
2
7
5
8
5
1
2014
2015
2016
2017
2018
2019
2020

Current fleet: 40

New PLSVs[2]



8
8
17
19
19
19
19
8
9
2
2014
2015
2016
2017
2018
2019
2020

Current fleet: 11

Source: Credit Suisse 2014 Global Energy Conference (June 2014)

Offshore Supply Business
Recently acquired 3 ex-yard state-of-the-art PSVs

New developments

- *UP Opal* was successfully awarded a four year employment with Petrobras at a daily charter hire of $31,000 per day
- *UP Safira* was also awarded a four year extension with Petrobras at a rate of $30,000 per day starting September 2014 with which all our vessels currently operating in Brazil are profitably employed on long term contracts
- We successfully renewed the charter of our *UP Rubi* with Petrobras for 4 years at a daily hire of $35,380 starting May 13, 2014
- Our *UP Coral* was the winning bid in the tender with Petrobras at a time charter rate of $87,000 per day starting 2015 which after deducting the portion that corresponds to our JV (Joint Venture) partner who provides the submarine operations we expect will provide a substantial improvement over the EBITDA margin of similar vessels in our fleet (approximately $10.0 million per year as opposed to $5.0 million of our proforma average PSV)
- *UP Coral* will be converted into an RSV capable of supporting subsea operations which will require the installation of a specially designed crane and other equipment. The vessel will be employed in the North Sea until such equipment is ready and installed
- *UP Coral*'s contract could be followed by other similar requirements as Petrobras is expected to increase the demand for subsea support vessels in the next 24 months
- All three new vessels (*UP Coral*, *UP Opal* and *UP Agate*) have meanwhile commenced operations in the North Sea in April/May 2014





Offshore Supply Business
Long-Term Contractual Employments at Increasing Charter Rates

	Old / Current Contract		New Contract	
On-the-Water Fleet	**Rate**	**Expiration**	**Duration**	**Rate**
UP Rubi	$ 34,000	May-14	4 years	$ 35,380
UP Pearl			4 years	$ 32,950
UP Amber			4 years	$ 32,950
UP Esmeralda	$ 26,200	Jul-13	4 years	$ 31,950
UP Topazio	$ 28,000	Jun-13	4 years	$ 35,380
UP Diamante	$ 28,000	May-13	4 years	$ 35,380
UP Agua-Marinha	$ 28,000	May-13	4 years	$ 35,380
UP Jade	$ 33,000	Aug-16		
UP Turquoise	$ 30,350	Mar-15		
UP Safira	$ 26,200	Sep-14	4 years	$ 30,000
UP Jasper [1]	$ 18,213 [2]			
Newly acquired Chinese PSVs				
UP Agate [3]			New	
UP Coral [3]			New	$ 87,000 [5]
UP Opal [3]			New	$ 31,000



Contract with less than one year
Long-term contract
Tendered - awaiting formal award
6m 2014
2015
2016
2017
2018
2019
2020
2021
(4)

We estimate that our *UP Coral*, operating as an RSV, will generate an EBITDA of approximately $10.0 million per year as opposed to $5.0 million of our proforma average PSV. On this basis, a fleet of 13 vessels operating as PSVs and one operating as RSV on an annualized basis would generate $75.0 million EBITDA per year

(1) Operating spot in UK North Sea on short-term employment; (2) Calculated basis actual revenues YTD June 2014, divided by actual operating days for that period; (3) Recently acquired 4,500 class PSVs; (4) awaiting formal award / board approval by Petrobras; (5) This time charter includes the portion of our joint venture partner

Estimate subject to risk and uncertainties (some of which are beyond the Company's control). Actual impact of additional PSVs may differ materially.

ULTRAPETROL
(Bahamas) Limited


River
Offshore Supply
Ocean

Ocean Business
2Q 2014 vs. 2Q 2013

FINANCIAL HIGHLIGHTS OCEAN *($000's)*	Six months ended June 30, 2014	Six months ended June 30, 2013	Difference	% Change	2Q 14	2Q 13	% Change
Revenues	**$35,349**	**$34,698**	**$651**	**2%**	**$17,686**	**$17,757**	**0%**
Voyage Expenses	(10,051)	(11,802)	1,751	-15%	(5,496)	(6,117)	-10%
Running Costs	(16,259)	(18,522)	2,263	-12%	(8,763)	(9,479)	-8%
Gross Profit Constribution	**9,039**	**4,374**	**4,665**	**107%**	**3,427**	**2,161**	**59%**
Administrative and commercial expenses	(2,994)	(4,070)	1,076	-26%	(1,262)	(2,010)	-37%
Other operating income (expenses)	201	0	201		0	0	
Investment in Affiliates	(14)	(17)	3		(2)	(15)	-87%
Other net	45	18	27	150%	22	16	38%
Segment Adjusted EBITDA	**6,277**	**305**	**5,972**	**1958%**	**2,185**	**152**	**1338%**

- **Revenues for 2Q 14 decreased $0.1 million to $17.7 million as compared to $17.8 million in 2Q 13 mainly attributable to a decrease in logistic revenues of our container feeder service**
- **Voyage Expenses decreased $0.6 million in 2Q 14 as compared to the equivalent period of 2013 mainly as a result of a decrease in logistic expenses of our *Asturiano* and *Argentino*.**
- **Running Costs for 2Q 14 decreased $0.7 million as compared to the same period of 2013 partly related to a decrease in crew costs on our ocean fleet related to the devaluation of the local currency in Argentina**

Ocean Business
Coastal Container / Tanker Fleet and Feeder Service Overview

Four Product / Chemical Tankers



Vessel: Amadeo
Capacity: 39,670 DWT
Type: Double Hull, Product Carrier



Vessel: Miranda I
Capacity: 7,212 DWT
Type: Double Hull, Chemical Tanker



Vessel: Austral (1)
Capacity: 11,299 DWT
Type: Double Hull – Oil & Chemical Tanker



Vessel: Alejandrina
Capacity: 9,237 DWT 7.90 Mtrs SSW
Type: Double Hull – Product Carrier

- Stable profitable earnings
- Large oil companies are customers

Feeder Coastal Services


Buenos Aires
Bahia Blanca
Puerto Madryn
CHILE
ARGENTINA
Ushuaia

- Feeder service for large container liners
  - Transshipment in Buenos Aires or Montevideo
  - **Southbound**: Raw materials for industries in the South
  - **Northbound**: Export cargos
- Cabotage service with own containers
  - **Southbound**: Providing supplies for local population
  - **Northbound**: End products produced in Tierra del Fuego for its sale in Buenos Aires
- Logistical services to customers pre and post shipments

Two Feeder Containerships



Vessel:	Asturiano
Size:	1,100 TEU
Flag:	Panamanian, Argentinean flag rights
Built:	2003, China



Vessel:	Argentino
Size:	1,050 TEU
Flag:	Panamanian, Argentinean flag rights
Built:	2002, Japan

Tierra del Fuego

- Argentine province located at 3,500 km from Buenos Aires
- Declared a tax free zone by law until the year 2023
- Main industries: Electronics, plastics and textiles
- All supplies are brought from Buenos Aires either by ship or truck
- 50% of the cargoes into Tierra del Fuego are carried by containerships, the balance is still carried by trucks over 2,000 miles of roads

- Growth potential
- Very large ocean carriers will imply increased demand for feeder services

(1) Austral is currently under bareboat charter to the Company.

Ocean Business
Product Tankers & Feeder Container Trade Evolution

Product Tankers

- Our Product Tankers remain employed on medium term charters at levels substantially above those prevailing in the international (non cabotage) markets, with positive Gross Profit Contribution

Feeder Container Vessels – *Asturiano & Argentino*

- We continued to successfully employ our two container feeder vessels in our regional feeder service



Quarterly Revenues per Leg
Southbound
Northbound
In ($ Millions)
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
-
6.4
3.3
6.4
3.3
4.3
1.9
4.3
3.4
4.7
3.6
6.2
3.6
5.8
2.2
5.7
2.2
7.1
2.2
2Q 2012
3Q 2012
4Q 2012
1Q 2013
2Q 2013
3Q 2013
4Q 2013
1Q 2014
2Q 2014
Revenues 52% higher than 2Q 13 and 11% higher than 2Q 12

Ultrapetrol

Quarter-on-quarter Selected Statement of Operation Data

($000's)	Six months ended June 30, 2014	Six months ended June 30, 2013	% Change	2Q 14	2Q 13
Revenues					
Attributable to River Business	$93,295	$122,531	-24%	$52,018	$83,184
Attributable to Offshore Supply Business	57,078	42,447	34%	29,675	20,845
Attributable to Ocean Business	35,349	34,698	2%	17,686	17,757
Total revenues	**185,722**	**199,676**	**-7%**	**99,379**	**121,786**
Voyage expenses					
Attributable to River Business	(48,482)	(61,681)	-21%	(24,781)	(42,308)
Attributable to Offshore Supply Business	(2,731)	(1,931)	41%	(1,961)	(982)
Attributable to Ocean Business	(10,051)	(11,802)	-15%	(5,496)	(6,117)
Total voyage expenses	**(61,264)**	**(75,414)**	**-19%**	**(32,238)**	**(49,407)**
Running costs					
Attributable to River Business	(27,709)	(30,446)	-9%	(14,373)	(16,383)
Attributable to Offshore Supply Business	(23,824)	(18,652)	28%	(13,202)	(10,286)
Attributable to Ocean Business	(16,259)	(18,522)	-12%	(8,763)	(9,479)
Total running costs	**(67,792)**	**(67,620)**	**0%**	**(36,338)**	**(36,148)**
Amortization of Dry Dock & Intangible Assets	(2,962)	(1,456)	103%	(1,722)	(748)
Depreciation of Vessels and Equipment	(21,890)	(19,067)	15%	(11,221)	(9,655)
Administrative and commercial expenses	(17,917)	(18,323)	-2%	(8,413)	(9,501)
Other operating income	1,139	1,407	-19%	585	957
Operating profit	**$15,036**	**$19,203**	**-22%**	**$10,032**	**$17,284**
Attributable to River Business	(5,046)	10,664		1,486	14,598
Attributable to Offshore Supply Business	17,510	11,636	50%	8,151	4,236
Attributable to Ocean Business	2,572	(3,097)		395	(1,550)
Segment Adjusted EBITDA					
Attributable to River Business	7,390	26,992	-73%	8,085	20,469
Attributable to Offshore Supply Business	25,681	16,267	58%	12,471	6,808
Attributable to Ocean Business	6,277	305	1958%	2,185	152
Financial Income	48	87	-45%	38	11
Foreign currency exchange gains	5,598	8,240	-32%	2,615	5,190
Adjusted EBITDA	**$44,994**	**$51,891**	**-13%**	**$25,394**	**$32,630**

Ultrapetrol
Quarter-on-quarter Income Statement

($000's)	Six months ended June 30, 2014	Six months ended June 30, 2013	2Q 14	2Q 13
Revenues	$185,722	$199,676	$99,379	$121,786
Voyage Expenses	(61,264)	(75,414)	(32,238)	(49,407)
Running Costs	(67,792)	(67,620)	(36,338)	(36,148)
Depreciation and amortization	(24,852)	(20,523)	(12,943)	(10,403)
Administrative and commercial expenses	(17,917)	(18,323)	(8,413)	(9,501)
Other operating income	1,139	1,407	585	957
Operating income	**15,036**	**19,203**	**10,032**	**17,284**
Financial expense and other Financial expenses	(17,215)	(16,410)	(8,565)	(4,866)
Financial loss on extinguisment of debts	-	(3,605)	-	(3,605)
Foreign currency exchange gains	5,598	11,445	2,615	5,190
Financial Income	48	87	38	11
Net Gains (Losses) on Derivatives, net	(2)	(211)	(2)	5
Investment in Affiliates	(415)	(319)	(183)	(124)
Other, net	75	18	50	246
Income Taxes	(5,112)	(2,023)	(1,218)	(401)
Net income (loss) attributable to non-controlling interest in subsidiaries	-	(553)	-	(254)
Net income (loss) attributable to Ultrapetrol (Bahamas) Ltd	**($1,987)**	**$7,632**	**$2,767**	**$13,486**
EPS (In USD)	($0.01)	$0.05	$0.02	$0.10
Adjusted EBITDA	**$44,994**	**$51,891**	**$25,394**	**$32,630**
Adjustments to net Income as reported				
Income tax on Exchange Variance Provision	552	(874)	278	(1,052)
Yard Ebitda from Touax Sale	(198)	1,698	(99)	(131)
Extinguishment of debt one time event	-	3,785	-	181
Adjusted net income (loss)	**($1,633)**	**$12,241**	**$2,946**	**$12,484**
Adjusted EPS (In $)	**($0.01)**	**$0.09**	**$0.02**	**$0.09**

(1) A reconciliation of Adjusted EBITDA to US GAAP measures is available on the Appendix in this presentation

Ultrapetrol
Balance Sheet

($000's)	At June 30, 2014 (Unaudited)	At December 31, 2013	% Change
ASSETS			
Cash & Cash Equivalents	$59,705	$72,625	-18%
Accounts Receivables	49,242	47,836	3%
Other Current Assets	52,127	75,243	-31%
Vessels and Equipment, Net	725,049	715,431	1%
Non-current Other Receivables	27,638	28,640	-3%
Non-current Restricted Cash	1,463	1,463	0%
Other Non-current Assets	40,241	38,773	4%
TOTAL ASSETS	**$955,465**	**$980,011**	**-3%**
LIABILITIES			
Accounts Payable	26,190	28,923	-9%
Accrued Interest	1,519	1,652	-8%
Current Portion of Long-term Financial Debt	32,253	32,253	0%
Other Current Liabilities	22,638	28,560	-21%
Long-term Financial Debt	449,963	466,144	-3%
Deferred Income Tax Liability	14,609	12,248	19%
Non-current Other Payables	4,194	4,670	-10%
UPB Shareholder's Equity	404,099	405,561	0%
TOTAL LIABILITIES	**$955,465**	**$980,011**	**-3%**

Ultrapetrol
Debt Repayment Schedule

- Balanced yearly principal repayments in the medium term

- All of our long term loans are conservatively structured with loan to value ratios that match current vessel market values



Yearly Capital Repayments as of June 30, 2014
Principal Repayments (In $ millions)
250.0
200.0
150.0
100.0
50.0
0.0
16.1
32.3
53.7
68.3
36.2
18.7
22.6
233.4
$225.0 Senior Notes due 2021
6m 2014
2015
2016
2017
2018
2019
2020
2021+

Thank You

Q & A

Appendix
Accumulated Cash Flow and EBITDA reconciliation

($000's)		Six months ended Jun-14		Six months ended Jun-13
Total cash flows provided by operating activities		16,764		11,064
Total cash flows (used in) investing activities		(13,886)		(11,093)
Total cash flows (used in) from financing activities		(15,798)		(90,871)
Total cash flows from operating activities	$	16,764	$	11,064
Plus				
Adjustments from continuing operations				
Increase / Decrease in operating assets and liabilities		2,527		21,132
Expenditure for dry docking		5,891		3,186
Income Taxes		5,112		2,023
Financial Expenses		17,215		16,446
Allowance for doubtfull accounts		(406)		(958)
Net income (loss) attributable to non-controlling interest		-		(553)
Gains on derivatives,net		-		(216)
Yard Ebitda from Touax Sale		(198)		1,698
Other adjustments		(1,911)		(1,931)
Adjusted Consolidated EBITDA	**$**	**44,994**	**$**	**51,891**

Adjusted EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided Adjusted EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness. We do not intend for Adjusted EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of Adjusted EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by Adjusted EBITDA are available for management's discretionary use. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.

Appendix (cont'd)
2Q 2014 Operating Profit to Adjusted Consolidated EBITDA

($000's)	Second quarter ended June 30, 2014 River	Offshore Supply	Ocean	TOTAL
Segment operating profit	$1,486	$8,151	$395	$10,032
Depreciation and amortization	6,879	4,294	1,770	12,943
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(181)	-	(2)	(183)
Net (loss) on derivatives	-	(2)	-	(2)
Yard Ebitda from Touax Sale	(99)			(99)
Other net	-	28	22	50
Segment Adjusted EBITDA	**$8,085**	**$12,471**	**$2,185**	**$22,741**
Items not included in Segment Adjusted EBITDA				
Financial income				38
Foreign currency exchange gains				2,615
Adjusted Consolidated EBITDA				**$25,394**

Appendix (cont'd)
2Q 2013 Operating Profit to Adjusted Consolidated EBITDA

($000's)	Second quarter ended June 30, 2013 River	Offshore Supply	Ocean	TOTAL
Segment operating (loss) profit	$14,598	$4,236	($1,550)	$17,284
Depreciation and amortization	5,881	2,821	1,701	-5,597
Investment in affiliates / Net (loss) attributable to non-controlling interest in subsidiaries	(109)	(254)	(15)	(378)
Net gains on derivatives	-	5	-	5
Yard Ebitda from Touax Sale	(131)			(131)
Other net	230	-	16	246
Segment Adjusted EBITDA	**$20,469**	**$6,808**	**$152**	**$27,429**
Items not included in Segment Adjusted EBITDA				
Financial income				11
Foreign currency exchange gains				5,190
Adjusted Consolidated EBITDA				**$32,630**

Appendix (cont'd)
1H 2014 Operating Profit to Adjusted Consolidated EBITDA

($000's)	River	Six months ended June 30, 2014 Offshore Supply	Ocean	TOTAL
Segment operating (loss) profit	($5,046)	$17,510	$2,572	$15,036
Depreciation and amortization	13,035	8,143	3,674	24,852
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(401)	-	(14)	(415)
Net (loss) on derivatives	-	(2)	-	(2)
Yard Ebitda from Touax Sale	(198)	-	-	(198)
Other net	-	30	45	75
Segment Adjusted EBITDA	**$7,390**	**$25,681**	**$6,277**	**$39,348**
Items not included in Segment Adjusted EBITDA				
Financial income				48
Foreign currency exchange gains				5,598
Adjusted Consolidated EBITDA				**$44,994**

Appendix (cont'd)
1H 2013 Operating Profit to Adjusted Consolidated EBITDA

($000's)	River	Offshore Supply	Ocean	TOTAL
	Six months ended June 30, 2013			
Segment operating (loss) profit	$10,664	$11,636	($3,097)	$19,203
Depreciation and amortization	11,727	5,395	3,401	4,523
Investment in affiliates / Net (loss) attributable to non-controlling interest in subsidiaries	(302)	(553)	(17)	(872)
Net gains (loss) on derivatives	-	(211)	-	(211)
Yard Ebitda from Touax Sale	1,698	-	-	1,698
Reduction in opex	3,205	-	-	3,205
Other net	-	-	18	18
Segment Adjusted EBITDA	**$26,992**	**$16,267**	**$305**	**$43,564**
Items not included in Segment Adjusted EBITDA				
Financial income				87
Foreign currency exchange gains				8,240
Adjusted Consolidated EBITDA				**$51,891**